Exhibit (a)(5)(E)

For Immediate Release
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                                                   Media:
                                                   Kathleen O'Neil
                                                   (847) 938-3895

                                                   Financial Community:
                                                   John Thomas
                                                   (847) 938-2655


            ABBOTT LABORATORIES ACQUIRES CONTROL OF VYSIS, INC.
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            ABBOTT PARK, Ill., November 30, 2001-- Abbott Laboratories
(NYSE: ABT) announced today that it has acquired control of Vysis, Inc. (Nasdaq: VYSI). Abbott's cash tender offer to purchase all of the outstanding common stock of Vysis expired, as scheduled, at midnight, New York City time, on Thursday, November 29, 2001. The offer has not been extended.

            A total of 10,192,813 shares of Vysis common stock were validly tendered and not withdrawn prior to the expiration of the offer, including 346,500 shares subject to guaranteed delivery procedures. Abbott has accepted all of these shares for payment. These shares represent approximately 98.6 percent of Vysis's outstanding shares.

            As the final step of the acquisition process, Abbott intends to consummate a merger in which remaining Vysis shareholders will receive the same $30.50 cash price per share as paid in the tender offer.

            Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs approximately 70,000 people and markets its products in more than 130 countries. In 2000, the company's sales and net earnings were $13.7 billion and $2.8 billion, respectively, with diluted earnings per share of $1.78.

            Abbott's news releases and other information are available on the company's Web site at www.abbott.com.

            Vysis is a genomic disease management company that develops, commercializes and markets DNA-based clinical products providing information critical to the evaluation and management of cancer, prenatal disorders and other genetic diseases. The company has direct sales operations in the United States and Europe; a marketing partnership in Japan with Fujisawa Pharmaceutical Co.; and a worldwide distribution network. Vysis' news releases and other information are available on the company's Web site at www.vysis.com.